------------------------------
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                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                    ----------------------------
                                                          SEC FILE NUMBER

                                                    ----------------------------
                                                           CUSIP NUMBER

                                                    ----------------------------


(CHECK ONE):  |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
              |_| Form N-SAR  |_| Form N-CSR

For Period Ended:          DECEMBER 31, 2005
                    -----------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------

================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                   THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

INTERLINK ELECTRONICS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

546 FLYNN ROAD
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Address of Principal Executive Officer (STREET AND NUMBER)

CAMARILLO, CA  93012
--------------------------------------------------------------------------------
City, State and Zip Code


=================== ============================================================
SEC 1344            PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03)             CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
=================== ============================================================

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |X|        (a)      The reasons  described in reasonable detail in Part
                             III of this form  could not be  eliminated  without
                             unreasonable effort or expense;
         |X|        (b)      The  subject  annual  report,  semi-annual  report,
                             transition  report on Form 10-K,  Form 20-F,  11-K,
                             Form N-SAR or form N-CSR, or portion thereof,  will
                             be filed on or before the  fifteenth  calendar  day
                             following the  prescribed  due date; or the subject
                             quarterly report or transition report on Form 10-Q,
                             or portion thereof,  will be filed on or before the
                             fifth  calendar day  following the  prescribed  due
                             date; and
         |_|        (c)      The   accountant's   statement  or  other   exhibit
                             required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As disclosed in the Current Report on Form 8-K filed by the Registrant on November 3, 2005, the Registrant's Audit Committee, on management's recommendation, concluded that the Registrant's financial statements for the years ended December 31, 2003 and December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon and should be restated. In connection with the restatement, an independent investigation was undertaken at the direction of the Registrant's Audit Committee by Dorsey & Whitney, LLP. The Registrant announced the completion of this independent investigation in its Current Report on Form 8-K filed on March 6, 2006.

         Since that time, the Registrant's management has been working diligently to complete these matters and finalize its financial statements for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 and the quarters ended March 31, 2005 and June 30, 2005, however, due to the time and effort involved (and without unreasonable effort or expense), the Registrant has not been able to finalize its financial statements yet and is not able to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period. The Company now expects to file its Annual Report on Form 10-K on or before March 31, 2006, and such report will include disclosure of the adjustments on the financial statements, including net income (loss), for each of the periods affected by the items described above.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


     CHARLES C. BEST                    (805)                   484-1356
---------------------------    ------------------------   ---------------------
          (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |_| Yes   |X| No

         The Registrant has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended on September 30, 2005.

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes   |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that its results of operations for the year ended December 31, 2005 will be a net loss and it expects that the net loss for 2005 will be greater than the net loss from operations for the year ended December 31, 2004. The Company cannot estimate the amount of this anticipated change in results from 2004 to 2005 because it is still finalizing its financial statements and completing the matters discussed in Part III above.

--------------------------------------------------------------------------------

                           INTERLINK ELECTRONICS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     MARCH 16, 2006                     By       /S/ CHARLES C. BEST
     --------------------------------          ---------------------------------

                                                     Charles C. Best
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf or the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
  INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).